SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 24)

                           LSB INDUSTRIES, INC.
                             (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.10
                      (Title of Class of Securities)

                               5021600-10-4
                              (CUSIP Number)

                              Jack E. Golsen
                           16 South Pennsylvania
                      Oklahoma City, Oklahoma  73107
                              (405) 235-4546
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 15, 1995
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.  [  ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class. See Rule 13d-7.)

Note: Six (6) copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(1)   Names of Reporting Persons,                    Jack E. Golsen
      S.S. or I.R.S. Identification                  ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                    OO
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power         375,361

Number of Shares        (8)   Shared Voting Power     2,728,059
Beneficially
Owned by Each           (9)   Sole Dispositive          375,361
Reporting Person              Power
With:
                        (10)  Shared Dispositive      2,728,059
                              Power

(11)  Aggregate Amount Beneficially                   3,103,420
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                       [22.6]%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)



(1)   Names of Reporting Persons,                  Sylvia H. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power      2,728,059
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive       2,728,059
                              Power

(11)  Aggregate Amount Beneficially                    2,728,059
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         20.2%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)


(1)   Names of Reporting Persons,                  SBL Corporation
      S.S. or I.R.S. Identification                73-1477865
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                   OO
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 Oklahoma
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power      1,675,809
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive       1,675,809
                              Power

(11)  Aggregate Amount Beneficially                    1,675,809
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                          12.4%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          CO
      Instructions)



(1)   Names of Reporting Persons,                  Golsen Petroleum
      S.S. or I.R.S. Identification                Corporation
      Nos. of Above Persons                        73-079-8005


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                   OO
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 Oklahoma
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power        193,933
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive         193,933
                              Power

(11)  Aggregate Amount Beneficially                      193,933
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                           1.5%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          CO
      Instructions)


(1)   Names of Reporting Persons,                  Barry H. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-            OO
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power         247,616

Number of Shares        (8)   Shared Voting Power     1,893,269
Beneficially
Owned by Each           (9)   Sole Dispositive          247,616
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,893,269
                              Power

(11)  Aggregate Amount Beneficially                   2,140,885
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         15.9 %
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)


(1)   Names of Reporting Persons,                  Steven J. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-           OO
      tions


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power         207,987

Number of Shares        (8)   Shared Voting Power     1,749,717
Beneficially
Owned by Each           (9)   Sole Dispositive          207,987
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,749,717
                              Power

(11)  Aggregate Amount Beneficially                   1,957,704
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         14.5%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)


(1)   Names of Reporting Persons,            Linda Golsen Rappaport
      S.S. or I.R.S. Identification          ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                          Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power          82,552

Number of Shares        (8)   Shared Voting Power     1,893,269
Beneficially
Owned by Each           (9)   Sole Dispositive           82,552
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,893,269
                              Power

(11)  Aggregate Amount Beneficially                   1,975,821
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         14.6%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)


    This statement constitutes Amendment No. 24 to the Schedule 13D dated October 7, 1985, as amended (the "Schedule 13D"), relating to the common stock, par value $.10 a share ("Common Stock") of LSB Industries, Inc. (the "Company"). All terms not otherwise defined herein shall have the meanings ascribed in the
Schedule 13D.

    This Schedule 13D is reporting matters with respect to the group consisting of Jack E. Golsen, Sylvia H. Golsen, SBL
Corporation ("SBL"), Golsen Petroleum Corporation ("GPC"), a wholly owned subsidiary of SBL, Barry H. Golsen, Steven J. Golsen and
Linda Golsen Rappaport.

    This Amendment No. 24 to the Schedule 13D is being filed as a result of a change in the facts contained in Amendment 23 to the
Schedule 13D, which change may be considered a material change in the facts set forth in Amendment 23 to the Schedule 13D. The change is due to the following:

    (i) As of December 15, 1995, SBL increased its beneficial ownership of the Company's Common Stock by more than 1% of the outstanding shares of Common Stock, as a result of open market purchases by SBL of (a) an aggregate 12,000 shares of Common Stock between October 31, 1995 and December 15, 1995 and (b) an aggregate 15,300 shares of the Company's $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 (the "Class C Preferred Stock"), which is convertible into approximately 66,234 shares of Common Stock. In addition, on November 28, 1995, SBL acquired: (a) 31,500 shares of Common Stock and 2,200 shares of Class C Preferred Stock, which is convertible into approximately 9,524 shares of Common Stock, pursuant to a private purchase from SBL's wholly owned subsidiary, GPC which changed the record holder of such Common Stock but did not affect a change in beneficial ownership for such, and (b) 15,000 shares of Common Stock pursuant to a private purchase from MG Trust. Each share of Class C Preferred Stock is convertible, at the option of the holder, into 4.329 shares of Common Stock at a conversion price of $11.55 per share. See Item 5(c) of this Amendment.

         The following transactions by SBL have occurred subsequent to December 15, 1995, but prior to the date of this Amendment: (a) 5,000 shares of Common Stock were purchased on January 4, 1996; (b) 1,100 shares of Class C Preferred Stock, convertible into approximately 4,762 shares of Common Stock, were sold during December, 1996; (c) 4,000 shares of Class C Preferred Stock, convertible into 17,316 shares of Common Stock, were sold during January, 1997; and (d) 10,000 shares of Class C Preferred Stock, convertible into 43,290 shares of Common Stock, were sold on April 29, 1997.

    (ii) The vesting on June 1, 1996, of an additional 33,000 shares of Common Stock which may be acquired by Jack E.
         Golsen under a Non-Qualified Stock Option.

         The vesting on June 1, 1996, of an additional 15,000 shares of Common Stock which could be acquired by Jack
         E. Golsen under an Incentive Stock Option and the subsequent acquisition of 40,000 shares through the exercise of such Incentive Stock Option on May 29, 1997. As consideration for such exercise, Jack E. Golsen transferred to the Company 29,734 shares of Common Stock of the Company which had been given to Jack E. Golsen by his wife, Sylvia H. Golsen, as a bona fide gift.

    (iii) The bona fide gifts of 45,000 shares of Common Stock by Sylvia H. Golsen on December 12, 1995, consisting of
           (a) 5,000 shares each to the Barry H. Golsen 1992 Trust and the Linda Golsen Rappaport 1992 Trust, (b) 5,000 shares of Common Stock, each to six trusts established for the benefit of her six grandchildren in which one or more of Barry H. Golsen, Steven J. Golsen, or Linda Golsen Rappaport (all reporting persons herein) are trustees, and (c) 2,500 shares of Common Stock, each to two trusts established for the benefit of her great-niece and great-nephew.

         The bona fide gifts of 42,000 shares of Common Stock by Sylvia H. Golsen on December 20, 1996, consisting of
         (a) 4,000 shares of Common Stock, each to the Barry H. Golsen 1992 Trust, the Linda Golsen Rappaport 1992 Trust, and the Steven J. Golsen 1992 Trust, (b) 4,000 shares of Common Stock, each to six trusts established for the benefit of her six grandchildren in which one or more of Barry H. Golsen, Steven J. Golsen, or Linda Golsen Rappaport (all reporting persons herein) are trustees, (c) 2,000 shares of Common Stock, each to two trusts established for the benefit of her great-niece and great-nephew, and (d) 2,000 shares of Common Stock, to Susan Brown.

    Heidi Brown Shear, the sole trustee under the Barry H. Golsen 1992 Trust, the Linda Golsen Rappaport 1992 Trust, and the Steven
J. Golsen 1992 Trust, who is not a reporting person to this
Schedule 13D, has sole voting and dispositive power of the shares of Common Stock held by such Trusts, and, as a result, the reporting persons to this Schedule 13D would not be considered the beneficial owners of the shares of Common Stock held by such Trusts. Heidi Brown Shear is also the trustee of the trust created for the benefit of Jack E. Golsen's great-niece and great-nephew.


    (iv) The vesting on June 1, 1996, of an additional 3,000 shares of Common Stock which could be acquired by Barry
         H. Golsen under an Incentive Stock Option and the subsequent acquisition of 8,000 shares through the exercise of such Incentive Stock Option on May 29, 1997. As consideration for such exercise, Barry H. Golsen transferred to the Company 5,947 shares of Common Stock of the Company.

         The vesting on June 27, 1997, of an additional 1,000 shares of Common Stock which may be acquired by Barry
         H. Golsen under an Incentive Stock Option.

    (v) The vesting on June 1, 1996, of an additional 3,000 shares of Common Stock which could be acquired by Steven J. Golsen under an Incentive Stock Option and the subsequent acquisition of 8,000 shares through the exercise of such Incentive Stock Option on May 29, 1997. As consideration for such exercise, Steven J. Golsen transferred to the Company 5,947 shares of Common Stock of the Company.

         The vesting on June 27, 1997, of an additional 1,000 shares of Common Stock which may be acquired by Steven
         J. Golsen under an Incentive Stock Option.


Item 1.  Security and Issuer.

         Item 1 of this Schedule 13D is unchanged.

Item 2.  Identity and Background.

         Item 2 of this Schedule 13D is unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

         Between October 31, 1995, and December 15, 1995, SBL acquired 12,000 shares of Common Stock and 15,300 shares of the Class C Preferred Stock for an aggregate purchase price, respectively, of $46,812 and $488,850. On November 28, 1995, SBL purchased in private transactions 46,500 shares of Common Stock and 2,200 shares of Class C Preferred Stock for an aggregate purchase price of $180,187 and $69,850, respectively. Additionally, on January 4, 1996, SBL purchased 5,000 shares of Common Stock for an aggregate purchase price of $21,250. The sources of the funds used by SBL in making such purchases were, in part, borrowed from BancFirst, an Oklahoma banking corporation ("BancFirst"). See Item 5(c) hereof.

         The acquisition by Jack E. Golsen of 40,000 shares of Common Stock on May 29, 1997 upon exercise of an Incentive Stock Option was made for an aggregate purchase price of $137,520, which purchase price was paid for by Mr. Golsen tendering to the Company 29,734 shares of Common Stock, having a fair market value at the time of exercise of $137,520. The 29,734 shares were received by Mr. Golsen as a result of a bona fide gift from Sylvia H. Golsen to Jack E. Golsen.

         The acquisition by Barry H. Golsen of 8,000 shares of Common Stock on May 29, 1997 upon exercise of an Incentive Stock Option was made for an aggregate purchase price of $27,504, which purchase price was paid for with 5,947 shares of Common Stock, having a fair market value at the time of exercise of $27,504, owned by Barry H. Golsen and tendered to the Company.

         The acquisition by Steven J. Golsen of 8,000 shares of Common Stock on May 29, 1997 upon exercise of an Incentive Stock Option was made for an aggregate purchase price of $27,504, which purchase price was paid for with 5,947 shares of Common Stock, having a fair market value at time of exercise of $27,504, owned by Steven J. Golsen and tendered to the Company.

         This Item 3 is not applicable to the bona fide gifts by Sylvia H. Golsen.

Item 4.  Purpose of Transaction.

         Item 4 of this Schedule 13D is unchanged.

Item 5.  Interest in Securities of the Issuer.

         (a) The following table sets forth as of June 10, 1997, the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:



         Person                    Amount                Percent(9)
         ______                    _______               _______

     Jack E. Golsen          3,103,420(1)(2)(6)        22.6%

     Sylvia H. Golsen        2,728,059(1)(6)(7)        20.2%

     SBL                     1,675,809(1)              12.4%

     GPC                       193,933(8)               1.5%

     Barry H. Golsen          2,140,885(1)(3)(6)        15.9%

     Steven J. Golsen         1,957,704(1)(4)(6)        14.5%

     Linda Golsen Rappaport   1,975,821(1)(5)(6)        14.6%

    ____________________

    (1) The amount shown includes (i) 1,042,699 shares held directly by SBL; (ii) 400,000 shares that SBL has the right to acquire upon the conversion of 12,000 shares of the Company's Series B Preferred Stock owned of record by SBL; (iii) 39,177 shares of Common Stock that SBL has the right to acquire upon the conversion of 9,050 shares of Class C Preferred Stock owned of record by SBL; and (iv) 193,933 shares of Common Stock beneficially owned by SBL's wholly owned subsidiary, GPC, which includes 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of Class B Preferred Stock owned of record by GPC. The relationship between Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, SBL, and GPC is described in more detail in paragraph (b) of this Item 5.

    (2) The amount shown includes (i) 4,000 shares of Common Stock that Jack E. Golsen has the right to acquire upon conversion of a promissory note, (ii) 133,333 shares of Common Stock upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by Jack E. Golsen, (iii) 1,052,250 shares of Common Stock owned of record by Sylvia H. Golsen, wife of Jack E. Golsen,
         (iv) 99,000 shares of Common Stock Jack E. Golsen may acquire upon exercise of a Non-Qualified Stock Option, and (v) 10,000 shares owned of record by the MG Trust, of which Jack E. Golsen is the sole trustee who possesses voting and dispositive power over the securities held by such trust.

    (3) The amount shown does not include (i) 533 shares of Common Stock that Barry Golsen's wife owns, in which Barry Golsen disclaims beneficial ownership, and (ii) 74,840 shares of Common Stock owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen is the primary beneficiary, but of which Barry H. Golsen has no voting or dispositive control. Such amount does include (a) 36,954 shares of Common Stock owned of record by each of the Amy G. Rappaport Trust No. J-1 and Joshua B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, (b) 35,888 shares of Common Stock owned of record by each of the Adam Z. Golsen Trust No. J-1, Stacy L. Rappaport Trust No. J-1, Lori
         R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, and
         (c) 1,000 shares of Common Stock which Barry H. Golsen may acquire upon exercise of incentive stock options of the Company.

    (4) The amount shown does not include 69,840 shares of Common Stock owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen is the primary beneficiary, but of which Steven J. Golsen has no voting or dispositive control. Such amount does include (a) 36,954 shares of Common Stock owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven J. Golsen is a Co-Trustee, (b) 36,954 shares of Common Stock owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven J. Golsen is a Co-Trustee, and (c) 1,000 shares of Common Stock which Steven J. Golsen may acquire upon exercise of incentive stock options of the Company.

    (5) The amount shown does not include 124,350 shares of Common Stock that Mrs. Rappaport's husband owns and 1,000 shares which Mrs. Rappaport's husband may acquire upon exercise of incentive stock options of the Company, for which Mrs. Rappaport disclaims beneficial ownership. The amount shown does not include 74,840 shares of Common Stock owned of record by the Linda F. Rappaport 1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive control. Such amount does include (a) 36,954 shares of Common Stock owned of record by each of the Amy G. Rappaport Trust No. J-1 and Joshua B. Golsen Trust No. J-1 of which Linda F. Rappaport is a Co-Trustee, (b) 35,888 shares of Common Stock owned of record by each of the Adam Z. Golsen Trust No. J-1, Stacy L. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1 of which Linda F. Rappaport is a Co-Trustee.

    (6) Jack E. Golsen and Sylvia H. Golsen each disclaims beneficial ownership of (a) the shares of Common Stock owned of record by Barry H. Golsen, the shares of Common Stock that Barry H. Golsen has the right to acquire under the Company's incentive stock options, and the shares of Common Stock considered beneficially owned by Barry H. Golsen as a result of his position as trustee of certain trusts, (b) the shares of Common Stock owned of record by Steven J. Golsen, the shares of Common Stock that Steven J. Golsen has the right to acquire under the Company's incentive stock options, and the shares of Common Stock considered beneficially owned by Steven J. Golsen as a result of his position as trustee of certain trusts, and (c) the shares of Common Stock owned of record by Linda Golsen Rappaport, and the shares of Common Stock considered beneficially owned by Linda Golsen Rappaport as a result of her position as a trustee of certain trusts. Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport disclaim beneficial ownership of the shares of Common Stock of the Company beneficially owned by Jack E. Golsen and Sylvia H. Golsen, except for shares beneficially owned by SBL and GPC.

    (7) The amount shown does not include, and Sylvia H. Golsen disclaims beneficial ownership of (a) the 129,028 shares of Common Stock owned of record by Jack E. Golsen, (b) the 4,000 shares of Common Stock that Jack
         E. Golsen has the right to acquire upon the conversion of a promissory note, (c) the 99,000 shares of Common Stock that Jack E. Golsen may acquire upon exercise of a Nonqualified Stock Option, (d) the 133,333 shares of Common Stock which Jack E. Golsen has the right to acquire upon conversion of the 4,000 shares of Series
         B Preferred Stock owned of record by him, and (e) the 10,000 shares of Common Stock held of record by the MG Trust, of which Jack E. Golsen is the sole trustee who possesses voting and dispositive power over the securities held by such trust.

    (8) The amount shown includes 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of the Company's Series B Preferred Stock owned of record by GPC. The relationship between Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, SBL, and GPC is described in more detail in paragraph (b) of this Item 5.

    (9) Shares of Common Stock of the Company not outstanding, but which may be acquired by a reporting person during the next sixty (60) days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

         (b) The following table sets forth as of June 10, 1997, for each person and entity identified under paragraph
    (a), the number of shares of Common Stock as to which the person and entity has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

                           Sole Voting and      Shared Voting
                              Power of          and Power of
    Person or Entity         Disposition        Disposition
    ----------------       ---------------      --------------
    Jack E. Golsen            375,361(1)(5)     2,728,059(2)(3)

    Sylvia H. Golsen            None            2,728,059(2)(11)

    SBL                         None            1,675,809(2)

    GPC                         None              193,933(4)

    Barry H. Golsen           247,616(5)(6)     1,893,269(2)(7)

    Steven J. Golsen          207,987(5)(8)     1,749,717(2)(9)

    Linda Golsen Rappaport     82,552(5)        1,893,269(2)(10)

    ____________________

    (1) The amount shown includes (a) 4,000 shares of Common Stock that Jack E. Golsen has the right to acquire upon conversion of a promissory note, (b) 133,333 shares of Common Stock that J. Golsen has the right to acquire upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by him, (c) 99,000 shares of Common Stock that J. Golsen has the right to acquire under a Non-Qualified Stock Option, and (d) 10,000 shares held of record by the MG Trust, of which Jack E. Golsen is the sole trustee who possesses voting and dispositive power over the securities held by such trust.

    (2)  See footnote (1) under paragraph (a) of this Item 5.

    (3)  The amount shown includes 1,052,250 shares of Common
         Stock owned of record by Sylvia H. Golsen, the wife of Jack E. Golsen.

    (4)  See footnote (8) under paragraph (a) of this Item 5.

    (5)  See footnote (6) under paragraph (a) of this Item 5.

    (6) The amount shown includes 1,000 shares of Common Stock which Barry Golsen may acquire upon exercise of incentive stock options of the Company.

    (7) The amount shown does not include 74,840 shares of Common Stock owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen has no voting or dispositive power and 533 shares of Common Stock that Barry Golsen's wife owns in which Barry Golsen dis-claims beneficial ownership. Such amount does include
         (a) 36,954 shares of Common Stock owned of record by each of the Amy G. Rappaport Trust No. J-1 and Joshua
         B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, and (b) 35,888 shares of Common Stock owned of record by each of the Adam Z. Golsen Trust No. J-1, Stacy L. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee.

    (8)  The amount shown includes 1,000 shares which Steven J.
         Golsen may acquire upon exercise of incentive stock options of the Company.

    (9) The amount shown does not include 74,840 shares of Common Stock owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen has no voting or dispositive power. Such amount includes (a) 36,954 shares of Common Stock owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven J. Golsen is a Co-Trustee, and (b) 36,954 shares of Common Stock owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven J. Golsen is a Co-Trustee.

    (10) See footnote (5) under paragraph (a) of this Item 5.

    (11) See footnotes (6) and (7) under paragraph (a) of this
         Item 5.

         SBL is wholly owned by Sylvia H. Golsen (wife of Jack
    E. Golsen and 40% owner), Barry H. Golsen (20% owner), Steven
    J. Golsen (20% owner) and Linda Golsen Rappaport (20% owner). Such individuals previously owned all of the issued and outstanding Common Stock of GPC in the same ownership percentages as indicated with respect to SBL. Upon formation of SBL, such individuals contributed all of their stock in GPC to SBL. As a result, GPC became the wholly owned subsidiary of SBL. The directors and executive officers of SBL are Sylvia
    H. Golsen, Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport. The directors and executive officers of GPC are Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport. Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport are the children of Jack E. and Sylvia H. Golsen.

         (c) Since the filing of Amendment No. 23, the following transactions were effected in the Common Stock by a reporting person named in response to Paragraph (a) of this
    Item 5:


Transactions by Jack E. Golsen:
                               Number
                             of Shares      Price        Type
                             Acquired      Excluding      of
 Date        Security       (Disposed of)  Commission  Transaction
--------     --------     ---------------  ----------  -----------
05-29-97      Common          (29,734)     $ 4.625      Tender to
                                                        Company of
                                                        Shares
                                                        received in
                                                        a bona fide
                                                        gift from
                                                        Sylvia H.
                                                        Golsen to
                                                        pay option
                                                        exercise
                                                        price

05-29-97       Common         40,000       $ 3.438      Option
                                                        Exercise

Transactions by Sylvia H. Golsen:
                              Number
                              of Shares      Price        Type
                              Acquired       Excluding      of
 Date          Security      (Disposed of)   Commission  Transaction

05-29-97        Common       (29,734)      $ 4.625       Bona fide
                                                         gift to
                                                         Husband
                                                         which was
                                                         subsequently
                                                         tendered to
                                                         Company to
                                                         pay option
                                                         price

    In addition, on December 12, 1995, Sylvia H. Golsen transferred 45,000 shares of Common Stock as bona fide gifts as follows: (a) 5,000 shares each to the Barry H. Golsen 1992 Trust and the Linda Golsen Rappaport 1992 Trust, (b) 5,000 shares of Common Stock, each to six trusts established for the benefit of her six grandchildren in which one or more of Barry H. Golsen, Steven
J. Golsen, or Linda Golsen Rappaport (all reporting persons herein) are trustees, and (c) 2,500 shares of Common Stock, each to two trusts established for the benefit of her great-niece and great-nephew.

    In addition, on December 20, 1996, Sylvia H. Golsen transferred 42,000 shares of Common Stock as bona fide gifts as follows: (a) 4,000 shares of Common Stock, each to the Barry H. Golsen 1992 Trust, the Linda Golsen Rappaport 1992 Trust, and the Steven J. Golsen 1992 Trust, (b) 4,000 shares of Common Stock, each to six trusts established for the benefit of her six grandchildren in which one or more of Barry H. Golsen, Steven J. Golsen, or Linda Golsen Rappaport (all reporting persons herein) are trustees, (c) 2,000 shares of Common Stock, each to two trusts established for the benefit of her great-niece and great-nephew, and (d) 2,000 shares of Common Stock, to Susan Brown.



Transactions by SBL:
                                Number
                              of Shares      Price        Type
                               Acquired    Excluding      of
 Date        Security       (Disposed of)  Commission  Transaction
-------- -----------------   ----------   -----------  -----------
10-31-95 Common Stock           1,500     $  4.25        NYSE
10-31-95 Common Stock             500        4.375       NYSE
11-14-95 Common Stock           4,000        3.875       NYSE
11-14-95 Class C Preferred      1,000       32.875       NYSE
11-18-95 Class C Preferred      1,000       31.25        NYSE
11-22-95 Class C Preferred      1,000       31.00        NYSE
11-24-95 Class C Preferred        800       32.00        NYSE
12-01-95 Common Stock           1,000        3.875       NYSE
12-04-95 Common Stock           1,000        3.875       NYSE
12-04-95 Common Stock           1,000        3.75        NYSE
12-05-95 Common Stock           3,000        3.75        NYSE
12-06-95 Class C Preferred      1,000       31.50        NYSE
12-06-95 Class C Preferred        500       32.25        NYSE
12-07-95 Class C Preferred      1,000       32.25        NYSE
12-11-95 Class C Preferred      1,000       32.00        NYSE
12-12-95 Class C Preferred      2,000       32.00        NYSE
12-13-95 Class C Preferred      2,000       32.00        NYSE
12-14-95 Class C Preferred      1,000       32.00        NYSE
12-15-95 Class C Preferred      2,000       32.00        NYSE
12-18-95 Class C Preferred      1,000       32.25        NYSE
01-04-96 Common Stock           5,000        4.25        NYSE
12-02-96 Class C Preferred       (100)      39.25        NYSE
12-31-96 Class C Preferred     (1,000)      39.25        NYSE
01-28-97 Class C Preferred     (3,000)      39.25        NYSE
01-31-97 Class C Preferred     (1,000)      39.50        NYSE
04-29-97 Class C Preferred    (10,000)    $ 36.11       Private
                                                       Transaction

    In addition, on November 28, 1995, pursuant to privately negotiated transactions, SBL acquired the following securities at a per share purchase price of $3.875 as to Common Stock and $31.750 as to Class C Preferred Stock, representing the respective fair market value of such securities as quoted on the New York Stock Exchange on such date:(i) from GPC, SBL's wholly owned subsidiary, 2,200 shares of Class C Preferred Stock and 31,500 shares of the Company's Common Stock, and (ii) from the MG Trust, of which Jack
E. Golsen is the sole trustee, 15,000 shares of the Company's
Common Stock.


Transactions by Barry H. Golsen:
                              Number
                             of Shares      Price        Type
                             Acquired      Excluding      of
 Date        Security       (Disposed of)  Commission  Transaction

05-29-97      Common         (5,947)       $ 4.625      Tender to
                                                        Company to
                                                        pay option
                                                        exercise
                                                        price

05-29-97       Common         8,000        $ 3.438      Option
                                                        Exercise

Transactions by Steven J. Golsen:
                              Number
                             of Shares      Price        Type
                             Acquired      Excluding      of
 Date        Security       (Disposed of)  Commission  Transaction

05-29-97       Common        (5,947)        $ 4.625      Tender to
                                                         Company to
                                                         pay option
                                                         exercise
                                                         price

05-29-97       Common         8,000         $ 3.438      Option
                                                         Exercise

         (d)  See Item 6, below.

         (e)  Not applicable.

Item 6.  Contracts, Agreements, Underwritings or Relationships
         With Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is unchanged, except the following are hereby added:

    (a)  On November 21, 1995, SBL pledged to BancFirst,
    Oklahoma City, Oklahoma, to secure repayment of a certain loan made to SBL on such date 500,000 shares of Common Stock along with any and all other shares of Common Stock and Class C Preferred Stock subsequently acquired by SBL using the proceeds of such loan. In addition to standard default and similar provisions contained in the Commercial Pledge Agreement, BancFirst retains the right to collect all dividends paid in connection with the collateral after a default.

    (b) Effective December 1, 1995, a Shareholder's Agreement was entered into between Sylvia Golsen and SBL Corporation which imposes certain restrictions on the transfer of the stock of either the Company or SBL without first offering such shares to SBL.

    (c) Effective December 1, 1995, separate Shareholder's Agreements among Sylvia Golsen, SBL and each of Jack E. Golsen, Barry H. Golsen, Steven J. Golsen and Linda F. Rappaport were entered into. Each of these agreements is substantially the same and imposes certain restrictions on the transfer of the stock of either the Company or SBL held by each of Jack E. Golsen, Barry H. Golsen, Steven J. Golsen and Linda F. Rappaport without first offering such shares to SBL and to Sylvia Golsen.

    (d)  On December 30, 1996, SBL pledged to First Enterprise
    Bank, Oklahoma City, Oklahoma, to secure repayment of a debt of a third party, 200,000 shares of Common Stock of the Company.

    (e) On May 15, 1995, substantially all of the assets of Stifel, Nicolaus & Company, Incorporated ("Stifel") located in Oklahoma and Texas were purchased by Capital West Securities, Inc., an Oklahoma-based corporation ("Capital West"). In connection therewith, certain of the brokerage functions previously performed for Sylvia H. Golsen by Stifel were to be performed in the future by Capital West.

Item 7.  Materials to be Filed as Exhibits.

1.  Client's Agreement between Jack E. Golsen and Paine Webber,
    Inc., is filed as Exhibit 1 to Amendment No. 5 to the Schedule 13D and is incorporated herein by reference.

2.  Powers of Attorney executed by Barry H. Golsen, Steven J.
    Golsen, and Linda Golsen Rappaport are filed as Exhibit 6 to
    Amendment No. 3 to the Schedule 13D and are incorporated herein by reference.

3.  Agreement of the reporting persons as to joint filing of this
    Schedule 13D, is filed as Exhibit 7 to Amendment No. 3 to the
    Schedule No. 13D and is incorporated herein by reference.

4. Convertible Note between the Company and Jack E. Golsen filed as Exhibit (a) to the original Schedule 13D and is incor-porated herein by reference.

5. Issuer's Proxy Statement dated July 14, 1986 setting forth the terms of the Company's Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

6. Non-Non-Qualified Stock Option Agreement, dated June 1, 1989, between the Company and Jack E. Golsen, is filed as Exhibit 12 to Amendment No. 8 to the Schedule 13D and is incorporated herein by reference.

7. Stacy L. Rappaport Trust No. J-1, is filed as Exhibit 14 to Amendment No. 13 to the Schedule 13D and is incorporated herein by reference. The Joshua B. Golsen Trust No. J-1, Adam
    Z. Golsen Trust No. J-1, Amy G. Rappaport Trust No. J-1, Lori
    R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1 are substantially similar to the Stacy L. Rappaport Trust No. J-1, except for the names of the trustees, and copies of the same will be supplied to the Commission upon request.

8. Barry H. Golsen 1992 Trust is filed as Exhibit 15 to Amendment No. 16 to the Schedule 13D and is incorporated herein by reference. The Steven J. Golsen 1992 Trust and Linda F. Rappaport 1992 Trust are substantially similar to the Barry H. Golsen 1992 Trust, and copies of the same will be supplied to the Commission upon request.

9.  Agreement of Sylvia H. Golsen as to joint filing of this
    Schedule 13D is filed as Exhibit 15 to Amendment No. 18 and is incorporated herein by reference.

10. Customer's Agreement between Sylvia H. Golsen and Janney
    Montgomery Scott Inc., dated August 13, 1993, is filed as
    Exhibit 12 to Amendment No. 19 and is incorporated herein by reference.

11. Commercial Pledge Agreement, dated December 5, 1994, between
    CityBank & Trust and Sylvia H. Golsen is filed as Exhibit 12 to Amendment No. 21 and is incorporated herein by reference.

12. Customer's Agreement between Sylvia H. Golsen and Stifel,
    Nicolaus & Company, Incorporated, dated March 29, 1995, is filed as Exhibit 13 to Amendment No. 21 and is incorporated herein by reference.

13. Letter from Stifel, Nicolaus & Company, Incorporated, and letter from Capital West Securities, Inc., each dated May 15, 1995, with enclosed Customer Account Agreement amending Customer's Agreement between Sylvia H. Golsen and Stifel, Nicolaus & Company is attached hereto as Exhibit 13 to this Amendment No. 24.

14. First Amendment, dated March 2, 1994, and Second Amendment, dated April 3, 1995, each to the Non-Qualified Stock Option Agreement, dated June 1, 1989, between the Company and Jack E. Golsen, are filed as Exhibit 14 to Amendment No. 21 and is incorporated herein by reference.

15. Margin Account Agreement, dated September 9, 1994, between National Financial Services Corporation ("NFSC") and Golsen Petroleum Corporation is filed as Exhibit No. 15 to Amendment 21 and is incorporated herein by reference. The Margin Account Agreement, dated September 9, 1994, between NFSC and Jack E. Golsen is substantially similar to the foregoing Margin Account Agreement, and a copy of the same will be supplied to the Commission upon request.

16. Security Agreement, dated October 12, 1995, between Jack E.
    Golsen, Sylvia H. Golsen and Stillwater National Bank and
    Trust Company is filed as Exhibit 15 to Amendment No. 23, and is incorporated herein by reference.

17. Margin Account Agreement, dated October 17, 1995, between NFSC and SBL Corporation. The Margin Account Agreement is substantially similar to the Margin Account Agreements filed as Exhibit 15 to Amendment 20, and a copy of the same will be supplied to the Commission upon request.

18. Commercial Pledge Agreement, dated October 24, 1995, between
    CityBank & Trust and Jack E. Golsen is filed as Exhibit 17 to
    Amendment No. 23, and is incorporated herein by reference.

19. Commercial Pledge Agreement, dated October 24, 1995, between
    CityBank & Trust and Sylvia H. Golsen is filed as Exhibit 18 to Amendment No. 23, and is incorporated herein by reference.

20. Agreement of SBL Corporation as to the joint filing of this
    Schedule 13D is filed as Exhibit 19 to Amendment No. 23, and is incorporated herein by reference.

21. Commercial Pledge Agreement, dated November 21, 1995, between
    BancFirst and SBL Corporation is attached hereto as Exhibit 21 to this Amendment No. 24.

22. Shareholder's Agreement, effective December 1, 1995, between
    Sylvia Golsen and SBL Corporation is attached hereto as
    Exhibit 22 to this Amendment No. 24.

23. Shareholder's Agreement, effective December 1, 1995, among
    Jack E. Golsen, Sylvia Golsen and SBL Corporation is attached hereto as Exhibit 23 to this Amendment No. 24.

24. Shareholder's Agreement, effective December 1, 1995, among Barry H. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 23 to this Amendment No. 24, and a copy of the same will be supplied to the Commission upon request.

25. Shareholder's Agreement, effective December 1, 1995, among Steven J. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 23 to this Amendment No. 24, and a copy of the same will be supplied to the Commission upon request.

26. Shareholder's Agreement, effective December 1, 1995, among Linda F. Rappaport, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 23 to this Amendment No. 24, and a copy of the same will be supplied to the Commission upon request.

27. Agreement to Pledge, dated December 30, 1996, between First
    Enterprise Bank and SBL Corporation is attached hereto as
    Exhibit 27 to this Amendment No. 24.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   June 17, 1997.



                             /s/ Jack E. Golsen
                             -----------------------------
                             Jack E. Golsen

                             GOLSEN PETROLEUM CORPORATION



                             By:  /s/ Jack E. Golsen
                                ---------------------------
                               Jack E. Golsen, President


                               /s/ Jack E. Golsen          *
                             -------------------------------
                             Barry H. Golsen


                               /s/ Jack E. Golsen          *
                             -------------------------------
                             Steven J. Golsen


                               /s/ Jack E. Golsen          *
                             -------------------------------
                             Linda Golsen Rappaport

                             *Executed by Jack E. Golsen
                             pursuant to Power of Attorney


                               /s/ Jack E. Golsen
                             --------------------------------
                             Jack E. Golsen



                               /s/ Sylvia H. Golsen
                             --------------------------------
                             Sylvia H. Golsen

                             SBL CORPORATION


                             By: /s/ Sylvia H. Golsen
                               ------------------------------
                               Sylvia H. Golsen, Secretary
BALL:\K-M\LSB\13D\AMD24-3.697